October 12, 2016

VIA EDGAR

Perry J. Hindin

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Federal-Mogul Holdings Corp. Schedule 14D-9, Filed September 26, 2016 File No. 005-83475

Dear Mr. Hindin:

On behalf of Federal-Mogul Holdings Corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 6, 2016 with respect to the above-referenced filing. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Concurrently herewith, the Company is filing Amendment No. 3 (the “Amendment”) to the Company’s Schedule 14D-9 containing the revisions described in this letter.

Reasons for the Board’s Recommendation, page 29

Comment No. 1:

All of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Neither the discussion in this section nor the factors considered by, and the findings of, the Special Committee, which the Board expressly adopts, appear to address the factors described in clause (ii)-(vi) and (viii) of Instruction 2 to Item 1014 and Item 1014(c). If the Board did not consider one or more of these factors, state that and explain in detail why the factor(s) were not deemed material or relevant. If the procedural safeguard in Item 1014(c) was not considered, please expand the disclosure to include a statement of the basis for the belief as to fairness despite the absence of this safeguard.

Perry J. Hindin

Special Counsel

October 12, 2016

Response:

The Company advises the Staff that the Special Committee considered all factors noted Instruction 2 to Item 1014 of Regulation M-A that were viewed as relevant by the Special Committee. Specifically with respect to historical market price, given the historical volatility of the Company’s stock price, the Special Committee considered the unaffected stock price immediately prior to the Offer to be the most relevant historical market price and the Company has revised the disclosure in Item 4 of the Schedule 14D-9 to reflect this. Additionally, the Special Committee considers the Company to be a viable going concern with its value reflected in its cash flows from continuing operations rather than from its assets and the Company has revised the disclosure in Item 4 of the Schedule 14D-9 to reflect this. Accordingly, the Special Committee did not deem liquidation value and net book value to be relevant to its consideration and the Company has revised the disclosure in Item 4 of the Schedule 14D-9 to reflect this. Finally, with respect to previous purchases by the filing person disclosed in response to Item 1002(f) of Regulation M-A, such purchases made by the Offeror in the Company’s 2015 rights offering are disclosed in Item 3 of the Schedule 14D-9. The Special Committee did not deem the price at which the Offeror purchased Shares in the rights offering to be relevant to its analysis and the Company has revised the disclosure in Item 4 of the Schedule 14D-9 to reflect this. As noted in Item 4 of the Schedule 14D-9, the Board has evaluated, discussed and adopted the analysis of the Special Committee with respect to the transactions contemplated by the Merger Agreement.

The Company advises the Staff that the procedural safeguard in Item 1014(c) was considered and the Company has revised Item 2 of the Schedule 14D-9 to clarify that the Minimum Tender Condition relates to shares not owned by Icahn Enterprises, L.P., Parent, the Offeror, the Company or any of their respective affiliates, including officers and directors of the Company. The Company further has revised Item 4 of the Schedule 14D-9 to clarify that the “majority of the minority” condition relates to shares not owned by Icahn Enterprises, L.P., Parent, the Offeror, the Company or any of their respective affiliates, including officers and directors of the Company.

Opinion of the Special Committee’s Financial Advisor, page 29

Comment No. 2:

Please revise the disclosure statement to state, if true, that Houlihan Lokey has consented to the use of its materials for purposes of public disclosure in the Schedule 14D-9.

Response:

The Company has revised Item 4 of the Schedule 14D-9 to state that Houlihan Lokey has consented to the use of its written opinion to the Special Committee as Annex A to the Schedule 14D-9.

Perry J. Hindin

Special Counsel

October 12, 2016

Certain Company Forecasts, page 37

Comment No. 3:

Please disclose the assumptions underlying the projections.

Response:

The Company has revised Item 4 of the Schedule 14D-9 to include the assumptions underlying the Company’s projections.

Comment No. 4:

We note your disclosure on page 38 that you undertake no obligation to update the financial projections. We remind you of your obligations under Exchange Act Rule 13e-3(e)(2) and 13e-3(f)(1)(iii). Please revise accordingly.

Response:

The Company acknowledges its obligations under Exchange Act Rules 13e-3(e)(2) and 13e-3(f)(1)(iii) and has revised Item 4 of the Schedule 14D-9 to provide that, unless required by law, the Company undertakes no obligation to update the financial projections.

If you have any questions regarding any of the responses in this letter or in the Amended Proxy Statement, please call me at (312) 558-5723.

*        *        *

Perry J. Hindin

Special Counsel

October 12, 2016

Respectfully submitted,

/s/ Bruce A. Toth

Bruce A. Toth

cc: Michelle Epstein Taigman